DSM Press Release

820-3120

RECEIVED

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

2007 SEP 25 A

DSM

[redacted]

07026925

SUPPL

Heerlen (NL), 13 September 2007

DSM announces innovative astaxanthin product: CAROPHYLL® Stay-Pink

Royal DSM N.V. today announces its newest innovation in carotenoids: CAROPHYLL® Stay-Pink. This concept, adapted from nature, makes a generational step in existing carotenoid technologies. The DSM technology makes use of an improved structure to protect the astaxanthin molecule. Astaxanthin is the carotenoid that provides the typical rich color associated with salmon flesh.

Based on the need of today's customer, the major concern for astaxanthin is its stability during the processing and storage of feed products in which it is incorporated. With CAROPHYLL® Stay-Pink, DSM has developed a breakthrough technology that addresses the issue of the processing stability of astaxanthin. This unique approach leads to diminished losses during processing and storage.

Close consultation with customers made it clear that a significant innovation with this carotenoid was necessary to meet the market needs. Market pre-testing has resulted in very enthusiastic customers who recognize the product's potential to help address their needs for a more stable high quality product.

DSM is currently in the process of having CAROPHYLL® Stay-Pink registered in the EU as a sensory additive following the conditions of Regulation 1831/2003. A summary of the European application, which was published on 22 May 2007, can be found on the website of the European Food Safety Authority:
http://www.efsa.europa.eu/en/science/feedap/an_applications/summaries/feedap_application_carophyll_slm_summmary.html. Registration of CAROPHYLL® Stay-Pink in other countries is also progressing. The submissions to the various authorities have been very well met and timely approvals are expected.

"With this innovation DSM once more demonstrates its strong commitment to the aquaculture market," states Jos Schneiders, President Animal Nutrition and Health. *"With this second generation astaxanthin we help support DSM's goal to create value for our customers. It's a typical example of market-driven growth and innovation, one of the key pillars of DSM's strategy* Vision 2010 – Building on Strengths."

dlw 9/25

About DSM Nutritional Products

DSM Nutritional Products is the world's leading supplier of vitamins, carotenoids and other fine chemicals to the feed, food, pharmaceutical and personal care industries. The business has sales of about EUR 2 billion and a long tradition as a pioneer in the discovery of new products, new formulations and attractive applications for all industry segments. For further company information please visit www.dsmnutritionalproducts.com

About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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